UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(April 27, 2012)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2012

2.

Financial Statements for the Three Months ended March 31, 2012

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2012

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: April 27, 2012

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports First Quarter 2012 Financial Results

TORONTO, April 27, 2012 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in secure mobile health that “Powers Care Coordination through Mobility,” reported its first quarter 2012 results for the period ended March 31, 2012. All dollar amounts are in U.S. dollars.

Financial Highlights

Revenues for the first quarter were $282,000, compared to $444,000 in the same period a year ago. Revenues in the first quarter of 2012 included $185,000 from the company’s license and reseller agreement with Mihealth Global Systems (“Mihealth”) while revenues in the first quarter of 2011 included $382,000 from Mihealth. Deferred revenues for the first quarter were $317,000, compared to $57,000 in the same period a year ago.

Net loss in the first quarter was $1.4 million or $(0.03) per share, compared to $1.1 million or $(0.03) per share in the same period a year ago. First quarter 2012 net loss included non-cash items of $135,000 in stock-based compensation, $15,000 in depreciation, and a foreign exchange loss of $7,000. This compares to non-cash items in the same year-ago quarter of $166,000 in stock-based compensation, $14,000 in depreciation, and a foreign exchange gain of $25,000.

Cash and cash equivalents were $6.2 million at March 31, 2012 and $7.4 million at December 31, 2011.

Operational Highlights

•

Dr. Hon Pak was appointed Chief Executive Officer and member of the company’s board of directors after serving as interim CEO since December 2011 and on Diversinet’s executive advisory board since September 2011.

•

The company delivers a secure technology platform that supports healthcare coordination through mobility. Components of the technology include a Care Coordination Engine, providing a “configure once-deploy many” capability for clients who need a HIPAA-compliant mobile engagement tool for consumers/patients and providers/staff.

•

During April, 2012 the ehealth radio network interviewed Dr. Pak where he addressed issues in the telehealth space and provided his views on how Diversinet’s solutions can be integrated into the mobile heathcare ecosystem.  A link to the interview is available at www.diversinet.com under the ‘feature’ section.

•

The University of Nebraska Medical Center (UNMC) started using Diversinet’s MobiSecure® SDK on a non-commercial basis to determine if the SDK could interface with the UNMC’s preoperative treatment algorithms. Diversinet will provide a “sandbox” environment until September 2012 to allow the UNMC to gain familiarity with the MobiSecure platform and determine if it wants to acquire a commercial software license.

•

AirStrip Technologies, a leading developer of first-in-class mobile technology that enables access to live and actionable patient data, selected Diversinet’s government-certified MobiSecure SDK solution for the crucial security validation needed to offer mobile healthcare applications to military and other U.S. government agencies. Integrating MobiSecure will enable AirStrip applications to provide levels of authentication and encryption necessary for use in government organizations such as military hospitals.

•

Diversinet expanded its intellectual property portfolio with the award of U.S. patent No. 8,130,961, titled “Method and system for client-server mutual authentication using event-based OTP.” This patent defines a method of protecting client-server communications and is the foundation of the MobiSecure messaging protocol. It provides authentication services through the use of one-time passwords (OTPs), and encryption services through the use of a unique key per-transaction encryption scheme. Diversinet’s intellectual property portfolio now includes 18 patents and 30 patent applications.

“In the first quarter of 2012, we turned our focus to care coordination,” stated Pak. “This field represents a more patient-centered and systems-based approach that improves the value of healthcare, with an emphasis on wellness and prevention. Fundamental to this shift is a focus on patient engagement and care coordination. As we advance through 2012, we expect to enable healthcare organizations to mobilize their care coordination with our leading solutions for secure mobile applications.”

Financial Summary

	Q1 2012	Q1 2011
Revenues	$281,911	$444,250
Cost of revenues	19,828	6,031
Gross margin	262,083	438,219

Expenses
Research and development	791,012	716,059
Sales and marketing	331,684	412,783
General and administrative	549,697	443,200
Depreciation	14,798	14,409
	1,687,191	1,586,451
Loss before the undernoted	(1,425,108)	(1,148,232)
Foreign exchange gain (loss)	(6,932)	25,185
Interest income	4,782	12,127
Loss for the period	$(1,427,258)	$(1,110,920)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.03)

Cash and cash equivalents	$6,170,194	$11,180,694
Total assets	$6,536,720	$11,487,246
Total current liabilities	$656,593	$393,148
Total shareholders’ equity	$5,880,127	$11,094,098

Weighted average basic and fully diluted common shares outstanding	43,009,347	42,325,727

For complete financial statements, including the notes and management’s discussion and analysis, please visit our website at www.diversinet.com/AboutUs/Investors.html.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides patented and proven secure products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to power care coordination. Learn more about Diversinet at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. MobiSecure is a registered trademark of Diversinet Corp.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

DVNTF@liolios.com

#

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	March 31	December 31
	2012	2011
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	6,170,194	7,397,025
Accounts receivable	107,081	287,155
Prepaid expenses	61,493	64,252
Total current assets	6,338,768	7,748,432
Property and equipment, net	197,952	207,301
Total assets	6,536,720	7,955,733

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	160,964	217,539
Accrued liabilities (note 4)	179,023	281,011
Deferred revenue	316,606	284,583
Total current liabilities	656,593	783,133

Shareholders’ equity
Share capital (note 5)	85,882,611	85,848,861
Additional paid-in capital	19,856,658	19,755,623
Share purchase warrants (note 5)	39,318	39,318
Deficit	(98,377,739)	(96,950,481)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	5,880,127	7,172,600
Total liabilities and shareholders’ equity	6,536,720	7,955,733

Commitments and contingencies (note 7)
Basis of presentation (note 1)

See accompanying notes to unaudited interim condensed consolidated financial statements.

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2012	2011
	$	$

Revenues	281,911	444,250
Cost of revenues	19,828	6,031
Gross margin	262,083	438,219

Expenses
Research and development	791,012	716,059
Sales and marketing	331,684	412,783
General and administrative	549,697	443,200
Depreciation	14,798	14,409
	1,687,191	1,586,451
Loss before the undernoted	(1,425,108)	(1,148,232)
Foreign exchange gain (loss)	(6,932)	25,185
Interest income	4,782	12,127
Loss for the period and comprehensive loss	(1,427,258)	(1,110,920)

Basic and diluted loss per share	(0.03)	(0.03)
Weighted average basic common shares outstanding	43,009,347	42,325,727
Weighted average fully diluted common shares outstanding (note 6)	43,009,347	42,325,727

See accompanying notes to unaudited interim condensed consolidated financial statements.

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[in United States dollars]
(Unaudited)

Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Retained Earnings (Deficit)	Cumulative Translation Adjustment	Shareholders’ Equity
$	$	$	$	$	$

Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(1,110,920)		(1,110,920)
Shares issued for services	100,625		11,500			112,125
Compensation expense		76,651				76,651
Balance March 31, 2011	85,683,823	19,423,060	32,742	(92,524,806)	(1,520,721)	11,094,098

Balance December 31, 2011	85,848,861	19,755,623	39,318	(96,950,481)	(1,520,721)	7,172,600
Net loss				(1,427,258)		(1,427,258)
Shares issued for services (note 5)	33,750					33,750
Compensation expense		101,035				101,035
Balance March 31, 2012	85,882,611	19,856,658	39,318	(98,377,739)	(1,520,721)	5,880,127

See accompanying notes to unaudited interim condensed consolidated financial statements.

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

Three months ended March 31
	2012	2011
	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,427,258)	(1,110,920)
Add (deduct) items not requiring an outlay of cash:
Depreciation	14,798	14,409
Foreign exchange gain	(2,796)	(44,010)
Stock based compensation expense (note 5)	134,785	165,776
Changes in non-cash working capital:
Accounts receivable	180,074	75,150
Prepaid expenses	2,759	(46,048)
Accounts payable	(56,575)	27,185
Accrued liabilities	(101,988)	(374,202)
Deferred revenue	32,023	11,750
Cash used in operations	(1,224,178)	(1,280,910)

FINANCING ACTIVITIES

Cash provided by financing activities	-	-

INVESTING ACTIVITIES
Purchase of property and equipment	(5,449)	(41,156)
Cash used in investing activities	(5,449)	(41,156)

Foreign exchange gain on cash held in foreign currency	2,796	44,010
Net decrease in cash and cash equivalents during the period	(1,226,831)	(1,278,056)
Cash and cash equivalents, beginning of the period	7,397,025	12,458,750
Cash and cash equivalents, end of the period	6,170,194	11,180,694

Supplemental cash flow information:
Interest received	4,783	12,127
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 5)	33,750	100,625

Cash and cash equivalents is comprised of:
Cash	422,407	737,457
Cash equivalents	5,747,787	10,443,237
	6,170,194	11,180,694

See accompanying notes to unaudited interim condensed consolidated financial statements.

DIVERSINET CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US dollars)
Three months ended March 31, 2012

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes mobile security infrastructure solutions and professional services to the health services, financial services, software security, and telecommunications marketplaces.

1. Basis of presentation

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in its normal course of business.  Certain conditions exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The Company incurred a significant loss from operations in 2011 and in the first quarter of 2012 and used significant amounts of cash in operating activities during 2011 and in the first quarter of 2012.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP are not provided.  These unaudited interim condensed consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the 2011 annual audited financial statements of the Company.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2012 and the results of operations and cash flows for the three months ended March 31, 2012 and 2011.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

3. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless  solutions and related products and services.  As at March 31, 2012, 98% (100% - 2011) of the property and equipment were located in Canada.  For the three month period ended March 31, 2012, two customers contributed 66% and 10% of the total revenue (one customer contributed 86% of the total revenue for the same period in 2011).

Revenue is attributable to geographic location, based on the location of the customer, as follows:
	March 31, 2012	March 31, 2011
United States	$72,099	$36,250
Asia	24,750	26,000
Canada	185,062	382,000
	$281,911	$444,250

Revenue is attributable to product and services as follows:
	March 31, 2012	March 31, 2011
Consulting services	$87,344	$47,750
Licensing	194,567	396,500
	$281,911	$444,250

4. Accrued liabilities	March 31, 2012	December 31, 2011
Compensation	$52,212	$144,574
Professional fees	72,193	76,727
Miscellaneous	54,618	59,710
	$179,023	$281,011

5.  Share capital

(a) Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2011	280,000	$39,318	43,009,347	$85,848,861
Shares issued (i)	-	-	75,000	15,000
Board compensation (ii)	-	-	93,750	18,750
Balance, March 31, 2012	280,000	$39,318	43,178,097	$85,882,611

(i) On April 2, 2008, Mr. Wahbe entered into a three year employment agreement, which was renewed for a further one year period in April 2011 to March 31, 2012, to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during the three months ended March 31, 2012 under this agreement was $15,000 representing the issuance of 75,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(ii) On March 31, 2012 the Company issued 18,750 common shares to each non-management board member in lieu of cash compensation, totalling 93,750 common shares for the quarter.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.75 - $1.00	280,000	180,000	0.77

(b) Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 7,584,362 common shares (being 9,558,476 in the plan less 1,974,114 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  During February 2012, the Board resolved to increase the option plan by 1,400,000 common shares, subject to shareholder approval.  Furthermore, Dr. Pak, as part of his employment agreement in February 2012 received 1,400,000 options under the Plan, also subject to shareholder approval.  A summary of the Company’s stock options outstanding and the changes during the three month period ended March 31, 2012 is presented below:

	Number outstanding
Outstanding, beginning of period	5,952,701
Exercised	-
Cancelled and forfeited	(174,532)
Issued	-
Outstanding, end of period	5,778,169
Exercisable, end of period	3,812,383

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.18 - $0.49	2,721,294	1,345,820	3.25
$0.50 - $0.60	2,371,875	1,781,563	1.07
$0.71 - $0.83	685,000	685,000	0.27
	5,778,169	3,812,383	2.00

During the three months ended March 31, 2012 the Company recorded stock-based compensation expense of $134,785 (2011 - $188,776), related to common shares, and stock options granted to employees, officers, directors and consultants.

No stock options were granted during the three months ended March 31, 2012.  During the three months ended March 31, 2011 the Company granted 695,000 options.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2011 was $0.37.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31	2012	2011
Risk-free interest rate	n/a	1.98%
Volatility factor of the future expected market price	n/a	103%
Weighted average expected life of options	n/a	5 years

6. Basic and diluted loss per share

Basic loss per share has been calculated by dividing net loss for the period by the weighted average number of shares outstanding during each period.  Diluted loss per share has been calculated by dividing net loss for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted loss per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option and warrant exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended March 31
	2012	2011
Numerator:
Net loss available to common shareholders	$(1,427,258)	$(1,110,920)

Denominator:
Weighted average shares: basic	43,009,347	42,325,727
Effect of outstanding stock options and warrants	-	-
Weighted average shares: fully diluted	43,009,347	42,325,727

Net loss per share: basic	$(0.03)	$(0.03)
Net loss per share: fully diluted	$(0.03)	$(0.03)

Because of the Company’s loss position in the three months ended March 31, 2012 and 2011, all of the Company’s outstanding options and warrants are included in the calculation of fully diluted earnings per share.

7. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2012	248,135
2013	289,704
2014	335,775
2015	303,063
2016	304,149
2017	89,258
$1,570,084

During the three months ended March 31, 2012, the Company recorded rent expense of $75,129 (2011 - $61,354).

8. Related Party Transactions

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Technologies Inc., to the Company’s board of directors.  Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by Diversinet to provide sales and business development services.  During the three months ended March 31, 2012, the Company paid Hybrid $30,000.  The Company has transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak, as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received 1,400,000 options under the share option plan which are subject to shareholder approval.  During the three months ended March 31, 2012, the Company paid HSP $42,000.  The Company has transacted these services at the exchange amount.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited condensed consolidated financial statements in accordance with United States generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2011, and our Quarterly Report for the period ended March 31, 2012, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at April 27, 2011.

EXECUTIVE OVERVIEW

Our Business and Strategy

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to “power care coordination through mobility”.

Founded in 1997 and based in Toronto with a sales office in Dallas, Diversinet has invested heavily in its core technology and has built a sizable patent portfolio.  Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

With increasing pressures on the healthcare industry to reduce costs, increase efficiency and reduce medical errors there are opportunities for secure mHealth applications that focus on care coordination.  mHealth gives the healthcare industry the ability to manage the increasing number of patients afflicted by one or more chronic conditions, while improving overall quality of care, outcomes and contain costs.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information.  HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI).

Diversinet’s MobiSecure® technology helps healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data.  Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

MobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data.  Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

MobiSecure Communicator is a secure application that enables healthcare organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device.  MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablets or desktop computer, directly over the Internet and wireless networks.  It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

MobiSecure Gateway SDK provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions.  The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

MobiSecure key advantages include:

1.

Built in security features that meet/exceed HIPAA regulations and support strong authentication,

2.

Support for a wide range of smart, feature phones and tablets,

3.

Flexible integrated products:

a.

Rapidly enabling multiple mobile healthcare applications in messaging, publishing & case management

b.

Highly scalable solutions that can support large number of users

c.

Agility and on the fly customization of mobile user interface

d.

Consumer friendly patented resident mobile application with OTA provisioning

4.

Allows online and offline data access from mobile devices

2012 Quarterly Highlights

During February 2012, Dr. Hon Pak, who had been serving as the interim CEO since December 2011, was formally appointed as the company’s Chief Executive Officer and to the company’s Board of Directors. Prior to his role as interim CEO, he was a member of Diversinet’s executive advisory board since September 2011.

During the first quarter the Company delivered a secure technology platform that supports and enables care coordination through mobility. Components of the technology include a Care Coordination Engine, providing a “configure once-deploy many” capability for clients who need a HIPAA-compliant mobile engagement tool for consumers/patients and providers/staff.  Diversinet’s new tag line is “Powering Care Coordination Through Mobility”.

During February 2012, AirStrip Technologies, Inc. selected Diversinet’s government-certified MobiSecure SDK solution for the crucial security validation needed to offer mobile healthcare applications to military and other U.S. government agencies. Integrating MobiSecure will enable AirStrip applications to provide levels of authentication and encryption necessary for use in such government organizations as military hospitals.

During the first quarter of 2012, the Board of Regents of the University of Nebraska d/b/a the University of Nebraska Medical Center (U of N) started using our MobiSecure SDK on a non-commercial basis to determine if the SDK could be utilized to interface with the U of N’s preoperative treatment algorithms.  Under the agreement, Diversinet is hosting a ‘sandbox’ environment until September 2012 to allow the U of N to gain familiarity with the MobiSecure platform and to determine if it wants to acquire a permanent license for the software.

Diversinet expanded its intellectual property portfolio with the award of a U.S. patent #8,130,961 “Method and system for client-server mutual authentication using event-based OTP”. This patent defines a method of protecting client-server communications and is the foundation of the MobiSecure messaging protocol. It provides authentication services through the use of one-time passwords (OTPs), and encryption services through the use of a unique key per-transaction encryption scheme.

RESULTS OF OPERATIONS

Revenues

For the three months ended March 31, 2012, we reported revenues of $282,000 compared to revenues of $444,000 for the quarter ended March 31, 2011.  Revenues in the first quarter of 2012 included $185,000 from our license and reseller agreement with Mihealth (2011 - $382,000).

During the three months ended March 31, 2012, the Company generated $87,000 (2011 - $48,000) from consulting services and $195,000 (2011 – $397,000) from licensing.  For the three months ended March 31, 2012, consulting revenues included delivery of $10,000 in support and statement of work to MiHealth, $5,000 to Intersections, $12,000 in support to Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”), $7,000 in services and statement of work to University of Nebraska and $28,000 in services and support to the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program.  For the three months ended March 31, 2011 services revenues included deliveries of $14,000 in support to MiHealth and $5,000 to Intersections.  License revenues were $369,000 from MiHealth and $27,000 from HealthPartners.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We derived 26% of our revenues from the U.S. market for the three months ended March 31, 2012 (8% for 2011).  For the three month period ended March 31, 2012, two customers contributed 66% and 10% of the total revenue (one customers contributed 86% of the total revenue, for the same period in 2011).

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended March 31, 2012 were $20,000 (or gross margin of 93%) compared with $6,000 (or gross margin of 99%) for the three months ended March 31, 2011.  This represents the direct costs, including salaries, associated with completing consulting services revenue.  License revenues for Q1 2012 represented 69% (2011 – 90%) of total revenues.  The higher margin in 2011 is the result of overall revenues being comprised of a larger percentage of license revenues.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses were $791,000 in the three months ended March 31, 2012 compared to $716,000 in the three months ended March 31, 2011. During the first three months of 2012, the development department redeployed part of its resources to perform professional services work to customize our products as required under our statements of work and customer agreements.  As a result, during the three months ended March 31, 2012, expenses of $17,000 (2011 - $4,000), were allocated to cost of revenues.  Research and development costs were higher in the first three months of 2012 by $75,000 when compared to the same period in 2011, partially due to a $73,000 increase in salaries as a result of an increase in headcount from 27 in 2011 to 29 in 2012.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $332,000 in the first quarter of 2012 compared to $413,000 in the first quarter of 2011.  The decrease in sales and marketing costs of $81,000 over 2011 was largely due to a $42,000 decrease in recruiting fees and a $34,000 decrease in marketing expenses.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $550,000 for the first quarter of 2012 compared to $443,000 during the similar period of 2011.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under U.S. GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options and stock grants expected to vest.  We have recorded stock-based compensation expense of $135,000 for the three months ended March 31, 2012 and $166,000 for the three months ended March 31, 2011.  The increase in general and administrative expenses in the first quarter of 2012 is partially due to an increase of $98,000 in salaries and contractors fee due to the increased cash compensation of the new CEO, a $21,000 increase in professional services and a $9,000 increase in  travel expenses.

Depreciation

Depreciation expense in the first quarter of 2012 was $15,000 compared to $14,000 in the first quarter of 2011.  During the first quarter of 2012 property and equipment additions of $5,000 related to computer equipment.

Foreign Exchange and Interest Income

We have reported a foreign exchange loss of $7,000 for the three months ended March 31, 2012 compared to a foreign exchange gain of $25,000 for the similar period in 2011.  Canadian/U.S. dollar currency exchange rates have fluctuated from $1.0314 on March 31, 2011 to 1.0025 on March 31, 2012.  We earned interest and other income of $5,000 during first quarter of 2012 compared to $12,000 for the same period in 2011 through investing our excess cash.  Current interest rates for short term investment grade investments remain low.

Net Loss

We reported a net loss of $1,427,000, or $(0.03) per share based on a basic weighted average of 43,009,000 common shares for the three months ended March 31, 2012 compared to a net loss of $1,111,000 or $(0.03) per share based on a weighted average 42,326,000 common shares in the prior year’s first quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at March 31, 2011 were $6,170,000 compared with $11,181,000 at March 31, 2011 and $7,397,000 at December 31, 2011.  The net change in cash and cash equivalents for the first quarter of 2012 was $(1,227,000) compared to $(1,278,000) for the first quarter of 2011.

The cash used in the first quarter of 2012 is mainly due to operating activities, which used cash in an amount of $1,224,000, including the payment of 2011 employee bonuses in Q1 2012.  The cash used in the first quarter of 2011 was mainly due to operating activities, which used cash in an amount of $1,281,000.  This was reduced by the foreign exchange gains on cash held in foreign currency of $44,000.  Cash used in investing activities for Q1 2012 and 2011 is the result of the purchase of property and equipment of $5,000 and $41,000, respectively.

Our ability to raise funds in the future will be dependent principally upon our ability to achieve profitability in our operating activities.  We have posted net losses in three of our past five years, including the most recent fiscal year just ended.  In addition, period-to-period operating results are significantly dependent upon the sale of license agreements and our success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  We do not currently have any debt financing from which our operations may be funded.

Should revenue from our operations, together with our existing cash and cash equivalents, prove inadequate to meet our short-term working capital requirements during the next twelve months, we may need to raise additional amounts to meet our working capital requirements.  Possible sources of funding include private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Ultimately, there can be no assurance that we will be successful in obtaining additional financing or generating positive cash flows from operations. As detailed in note 1 to the March 31, 2012 consolidated financial statements, our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations over the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Technologies Inc., to the Company’s board of directors.  Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by Diversinet to provide sales and business development services.  During the three months ended March 31, 2012, the Company paid Hybrid $30,000.  The Company has transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak, as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received 1,400,000 options under the share option plan which is subject to shareholder approval.  During the three months ended March 31, 2012, the Company paid HSP $42,000.  The Company has transacted these services at the exchange amount.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended March 31, 2012:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
March 31, 2012	282	(1,427)	(0.03)
December 31, 2011	382	(1,664)	(0.04)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)
March 31, 2011	444	(1,111)	(0.03)
December 31, 2010	106	(1,505)	(0.04)
September 30, 2010	394	(933)	(0.02)
June 30, 2010	3,856	5,135	0.11

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, and stock based compensation. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions.  Actual results could differ from those estimates.

In our 2011 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  There are no changes to the critical accounting policies and estimates from those found in our 2011 Annual MD&A.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2012, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  As detailed in note 1 to the unaudited interim condensed consolidated financial statements, the Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations has not been sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business beyond 12 months.

Impact of commercial deployment: The Company is focused on the healthcare market, as such our ability to continue operations is also dependent on the acceptance of product and solution offerings.  Longer sales cycles and customer’s unwillingness to adopt new technologies could have an adverse affect and could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Mihealth agreement have a risk of cancellation if there is slow customer adoption.  Certain contracts, including the contract with J&J and mCare, do not have any minimum commitments.  Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in an early and volatile stage and it may not develop to a sufficient level to support our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at March 31, 2012, two customers customer accounted for 66%, and 10% of our consolidated revenues.  Our agreements with Mihealth and Intersections are currently our only long term agreements.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2012, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2012 and 2011 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at March 31, 2012.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

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